July ___, 2024
Ms. Karen White
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the "Trust") Post-Effective Amendment No. 346 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 Research Affiliates Deletions ETF
Dear Ms. White:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Research Affiliates Deletions ETF (the “Fund”), a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.Comment: Please provide a copy of the index methodology for the Research Affiliates Deletions Index (the "Index") along with a recent list of the Index's top 10 holdings.
Response: The Trust has provided the requested items. See Exhibit B for the Index Methodology and Exhibit C for the top 10 holdings of the Index.
2.Comment: Please complete the Fund’s fees and expenses table and example and provide a copy to the Staff for review prior to the Fund’s effective date.
Response: The Trust has attached the Fund’s fees and expenses table and example to this correspondence. See Exhibit A.
3.Comment: Consider whether the second paragraph in the Principal Investment Strategies section is necessary. Alternatively, revise the second paragraph to make it easier for investors to understand the investment exposures the Fund will have to the GEIU.
Response: The Trust has removed the second paragraph describing the GEIU. Please see Exhibit D for the revised discussion of the Index.
4.Comment: Supplementally explain why the Index Provider created the Cap-Weight 500 Index and the Cap-Weight 1000 Index as the Fund’s starting universes. Are all the securities in the Cap-Weight 500 Index included in the Cap-Weight 1000 Index?
Response: The Research Affiliates Deletions Index attempts to capture long horizon mean reversion from value stocks whose prices have depreciated enough to warrant removal from two cap-weighted market indices. The Index Provider’s research shows that companies deleted from cap-weighted indices tend to outperform the companies that are added.1 In order to construct the Index, the Index Provider had to first construct cap-weighted market indices in order to track index deletions from those indices. All securities in the Cap-Weight 500 Index are included in the Cap-Weight 1000 Index. Both indices are used in order to have a larger eligible pool of securitie
1 Arnott, et al., “Buy High and Sell Low With Index Funds!” [2018]; Arnott, et al., “Reimagining Index Funds” [JOIM, 2023]; Arnott, et al., “Earning Alpha by Avoiding the Index Rebalancing Crowd” [FAJ, 2023].

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s. Securities deleted from the Cap-Weight 500 Index that remain on the Cap-Weight 1000 Index are eligible for the Index.
5.Comment: In the Principal Investment Strategies section, please clarify the timing of the fundamental weighting process. Does it occur before or after the free float adjusted market capitalization weighting mentioned in the second paragraph of the section? What is the purpose of the fundamental weighting process? How does it factor into the overall construction of the Index?
Response: The Trust has removed the discussion of the fundamental weighting process. Please see Exhibit D for the revised discussion of the Index.
6.Comment: In the Principal Investment Strategies section, please explain what investment exposures shareholders should expect. Clarify the logic or thesis behind the Index. Revise the overall discussion to make it clear and concise and easy for investors to understand what the Fund will be invested in and why.
Response: The Trust has added disclosure explaining that the Index is designed to capture long horizon mean reversion from value stocks whose prices have depreciated enough to warrant removal from cap-weight market indices. Please see Exhibit D for the revised discussion of the Index.
7.Comment: In the Principal Investment Strategies section, explain the rationale behind the security selection process. Why choose companies that were removed (deleted) from the Cap Weight 500 Index or Cap-Weight 1000 Index? Why do you automatically remove an index constituent after 5 years?
Response: The Index Provider uses two Underlying Indices in order to have a larger eligible pool of securities which provides greater breadth and diversification to the Index. Securities are removed from the Index after a 5-year window since typically that is a sufficient amount of time to capture long-term mean reversion.
8.Comment: In the fifth paragraph of the Principal Investment Strategies section, please clarify what you mean by “value trap”?
Response: The Trust has removed the reference to “value trap.” Please see Exhibit D for the revised discussion of the Index.
9.Comment: In the Principal Investment Strategies section, please explain the difference or differences between the quality screen and the value trap screen.
Response: The Trust has removed the reference to value trap from the prospectus. The quality screen is designed to identify companies that are facing significant financial distress. Companies that are in the bottom 20% by quality score are excluded from the Index. Generally, eligible deleted companies not falling in the bottom 20% will be included in the Index on an equal-weighted basis.
10.Comment: In the Principal Investment Strategies section, please disclose the average market capitalization range for the Index along with any sector focus as of a recent date.
Response: The Trust has added the following information to the prospectus. In addition, the Index does not have any specific sector focus.
“The Fund expects to hold between 100 to 350 companies, with an average portfolio size of 150 companies. As of July 1, 2024, the weighted average market capitalization of the Index is $4.9 billion. These numbers are subject to change based on market activity.”

11.Comment: In the Principal Risks section, consider adding liquidity risk to the risk discussion on investments in Mico- and Small- Capitalization Companies.
Response: The Trust has added liquidity risk to the risk discussion on investments in micro- and small- capitalization companies.
12.Comment: Please add discussion on securities lending to the Principal Investment Strategies section, or, if securities lending is not a principal strategy, then remove securities lending risk from the Principal Risks section.
Response: The Trust has removed securities lending from the Principal Risks section.
13.Comment: In the Investment Policies and Restrictions section of the Statement of Additional Information, the Fund has taken the position that investments in other investment companies are not considered to be issued by members of an industry and are excluded from the concentration restriction analysis. The SEC has taken the position that a registrant cannot ignore its investments in other investment companies when analyzing compliance with the industry concentration requirement. Please revise the discussion to comply with the SEC’s position on industry concentration.
Response: The Fund acknowledges the SEC’s position and has removed the reference to securities of other investment companies (registered or not) from the discussion of securities excluded from the industry concentration analysis.
If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Counsel

EXHIBIT A

FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.39%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.39%
1 The Fund’s investment advisory agreement provides that the Fund’s investment adviser will pay substantially all expenses of the Fund, except for the fee payment under the Fund’s Investment Advisory Agreement, payments under the Fund’s Rule 12b-1 Distribution and Service Plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs), litigation expense and other non-routine or extraordinary expenses. Additionally, the Fund shall be responsible for its non-operating expenses and fees and expenses associated with the Fund’s securities lending program, if applicable.
2 Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year. “Acquired Fund Fees and Expenses” (“AFFE”) are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$40	$125

EXHIBIT B